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EXHIBIT 3

Management's Discussion and Analysis of Results of Operations
and Financial Position

For the three month period and year ended December 31, 2015

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period and year ended December 31, 2015. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2015. This MD&A is prepared as at March 2, 2016. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2015, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 95 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Completion of Strategic Review

Following the exploration of a potential sale of certain of Granite's assets, in June 2015, the trustees initiated a comprehensive review of all strategic alternatives that could be in the best interests of Granite. Barclays and Brookfield Financial were engaged as financial advisors to assist Granite in the review process.

In March 2016, Granite announced that following the consideration of a full range of alternatives by its board of trustees, its review of strategic alternatives had concluded. Supported by the advice of its advisors, the trustees determined that pursuing Granite's current strategic objectives was the best course of action for Granite.

A number of strategic alternatives were carefully considered including the evaluation of transformational acquisitions, initiating a substantial issuer bid, paying a special distribution to unitholders, the sale of some or all of Granite's special purpose assets to one or more potential acquirers including Magna and maintaining the current strategy. As a result of the process, Granite was also presented with the opportunity to explore the sale of the entire business. Granite had been in exclusive negotiations with a private equity fund for the entire business, with due diligence nearing completion, but the recent disruption in the credit markets adversely impacted the ability to finance the transaction.

Granite's strategy has been to patiently grow and diversify its asset base through acquisitions and dispositions and optimize its balance sheet leverage. Following completion of the strategic review process, Granite's strategy remains to build a high quality diversified industrial real estate business while reducing the

Granite REIT 2015 3

Magna concentration through a combination of its disciplined and opportunistic approach to acquisitions and dispositions.

Foreign Currencies

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At December 31, 2015, approximately 72% of Granite's rental revenues were denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 80% of Granite's debt was denominated in euros and the remaining 20% denominated in U.S. dollars as at December 31, 2015. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three month periods and years ended December 31, 2015 and 2014, as well as the exchange rates as at December 31, 2015, September 30, 2015 and December 31, 2014, between the two most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended December 31,			Years Ended December 31,
	2015	2014	Change	2015	2014	Change
1 U.S. dollar equals Cdn. dollars	1.335	1.136	18%	1.279	1.105	16%
1 euro equals Cdn. dollars	1.461	1.419	3%	1.418	1.467	(3%	)

	Exchange Rates as at
	December 31, 2015	September 30, 2015	Change	December 31, 2014	Change
1 U.S. dollar equals Cdn. dollars	1.384	1.339	3%	1.160	19%
1 euro equals Cdn. dollars	1.503	1.495	1%	1.404	7%

The results of operations and financial position of all U.S. and most European operations were translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

  •
  Funds from operations ("FFO");

  •
  Comparable FFO;

  •
  FFO payout ratio;

  •
  Annualized lease payments ("ALP"); and

  •
  Leverage ratio.

4 Granite REIT 2015

Readers are cautioned that certain terms used in this MD&A and accompanying letter to unitholders such as FFO, comparable FFO, FFO payout ratio, ALP, leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the year ended December 31, 2015.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2015 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to FFO to arrive at a comparable FFO amount. In periods when comparable FFO is presented, any adjustment made to FFO will be explicitly described and quantified. For the three month periods ended December 31, 2015 and 2014 and the year ended December 31, 2015, there were no such adjustments. Comparable FFO for the year ended December 31, 2014 excludes $28.6 million of early redemption costs associated with the 6.05% unsecured debentures which were due on December 22, 2016 (the "2016 Debentures"). All of the outstanding 2016 Debentures were redeemed on August 5, 2014. As the redemption of unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for the prior year period.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments)

Granite REIT 2015 5

anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure, as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

Leverage ratio

The leverage ratio is calculated as total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The income-producing properties can be categorized as (i) modern logistics/distribution warehouse facilities, which were recently acquired or newly developed/redeveloped within the last three years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users, or (iii) special purpose facilities designed and built with unique features and tenanted by Magna. The fair values of the investment properties were as follows:

As at December 31,	2015	2014
Modern logistics/distribution warehouse facilities	$580.4	$398.9
Multi-purpose facilities	733.3	715.2
Special purpose facilities	1,262.9	1,161.1

Income-Producing Properties	2,576.6	2,275.2
Properties and Land Under Development	8.6	31.4
Land Held For Development	7.2	3.8

	$2,592.4	$2,310.4

The change in investment properties by category is shown in the following table:

	January 1, 2015	Fair value gains (losses)	Capital expenditures and acquisitions	Dispositions and transfers	Foreign exchange	December 31, 2015
Modern logistics/distribution warehouse facilities	$398.9	69.8	4.4	41.4	65.9	$580.4
Multi-purpose facilities	715.2	(8.4)	3.7	(16.3)	39.1	733.3
Special purpose facilities	1,161.1	12.9	2.0	—	86.9	1,262.9

Income-Producing Properties	2,275.2	74.3	10.1	25.1	191.9	2,576.6
Properties and Land Under Development	31.4	—	14.0	(38.9)	2.1	8.6
Land Held For Development	3.8	(1.2)	6.0	(2.5)	1.1	7.2

	$2,310.4	73.1	30.1	(16.3)	195.1	$2,592.4

During the year ended December 31, 2015, investment properties increased by $282.0 million primarily as a result of:

  i.
  net fair value gains of $73.1 million attributable to a) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular those acquired in Europe in 2013 and properties recently developed in the United States, together with favourable changes to cash flow assumptions and b) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent leasing and renewal activities, as well as market rent increases and the reduction in operating cash outflows for certain properties in North

6 Granite REIT 2015

    America; partially offset by c) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place;

  ii.
  an increase of $6.0 million due to the acquisition of development land in Wroclaw, Poland (see "INVESTMENT PROPERTIES — Properties and Land Under Development and INVESTMENT PROPERTIES — Land Held for Development");

  iii.
  capital expenditures totalling $24.1 million of which $6.2 million was invested in the development property in Wroclaw, Poland and $7.8 million in the development property in Bethal Township, Pennsylvania; and

  iv.
  $195.1 million of net foreign exchange gains, which included $116.2 million and $77.9 million of net foreign exchange gains related to the strengthening of the U.S. dollar and euro, respectively, against the Cdn. dollar.

These increases were partially offset by:

  i.
  a decrease of $16.3 million related to the disposition of six income-producing properties located in Canada, the United States and Germany; three properties were leased to Magna, one property was leased to a non-Magna tenant and two properties were vacant.

Income-Producing Properties

At December 31, 2015, Granite had 98 income-producing properties which represented 30.5 million square feet of rentable space. The portfolio included some office buildings that comprised less than 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at December 31, 2015 and December 31, 2014 was as follows:

	December 31, 2015		December 31, 2014
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$671.4	26%	$678.5	30%
Austria	735.9	29	677.1	30
United States	734.8	28	546.2	24
Germany	272.2	11	242.5	11
Netherlands	125.1	5	97.2	4
Other	37.2	1	33.7	1

	$2,576.6	100%	$2,275.2	100%

As at December 31, 2015, the number of properties and the fair value of the income-producing portfolio by country and category was as follows:

	Modern logistics/distribution warehouse facilities		Multi-purpose facilities
					Special purpose facilities
							Total
	Fair Value		Fair Value
		# prop		# prop	Fair Value	# prop	Fair Value	# prop
Canada	$7.5	1	$377.7	35	$286.2	4	$671.4	40
Austria	—	—	97.9	8	638.0	4	735.9	12
United States	338.9	8	123.7	16	272.2	3	734.8	27
Germany	108.9	5	96.8	7	66.5	1	272.2	13
Netherlands	125.1	3	—	—	—	—	125.1	3
Other	—	—	37.2	3	—	—	37.2	3

	$580.4	17	$733.3	69	$1,262.9	12	$2,576.6	98

Granite REIT 2015 7

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. There has been no change in the valuation methodology used during the year. The key valuation metrics for Granite's investment properties are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2015.

At December 31, 2015, Granite had eight active improvement projects in Canada, the United States and Austria. The total estimated cost of these projects is approximately $2.2 million of which $0.7 million had been spent as at December 31, 2015. The remaining project costs will be funded during the first half of 2016 using cash from operations. In addition, during the year ended December 31, 2015, a tenant in the Netherlands completed improvements to an income-producing property. These property improvements have been funded by restricted cash held in escrow of $4.3 million, which was acquired with the property in 2013.

On February 2, 2016, the Trust sold a vacant property located in Austria for gross proceeds of approximately $5.0 million.

Properties and Land Under Development

During the year ended December 31, 2015, the construction of a 0.75 million square foot industrial facility on a 89.2 acre land site located in Bethel Township, Pennsylvania was completed and, subsequent to December 31, 2015, the property was two-thirds leased to a non-Magna tenant. The project was primarily funded by a secured construction loan (the "2017 Construction Loan") for U.S. $26.2 million which was entered into in June 2014 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans"). As at December 31, 2015, $28.5 million (U.S. $20.6 million) had been drawn under the 2017 Construction Loan. In the fourth quarter of 2015, Granite commenced the construction on the first of three logistics-warehouse facilities situated on development land purchased in Wroclaw, Poland in May 2015. As at December 31, 2015, construction costs of $6.2 million had been incurred for this 0.3 million square foot facility which is expected to be completed in the first half of 2016. Contractual commitments related to this project were $2.8 million at December 31, 2015 and are expected to be funded using cash from operations.

Land Held for Development

In May 2015, the Trust acquired a 28 acre parcel of development land located in Wroclaw, Poland for a purchase price of $6.0 million. The phased development of three facilities for approximately 0.6 million square feet of logistics-warehouse space has commenced with the construction of one 0.3 million square foot facility as noted above. The construction of the remaining two facilities is expected to commence once Granite's pre-leasing objectives are achieved. In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development. The development land provides for up to 0.6 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Our Largest Tenant

At December 31, 2015, Magna was the tenant at 66 (December 2014 — 73) of Granite's income-producing properties and comprised 79% (December 2014 — 82%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

8 Granite REIT 2015

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments

Granite's annualized lease payments as at December 31, 2015, including the changes from September 30, 2015 and December 31, 2014, were as follows:

	Three Months Ended December 31, 2015	Year Ended December 31, 2015
Annualized lease payments, beginning of period	$226.1	$212.5
Contractual rent adjustments	0.1	1.6
Completed projects on-stream	0.1	0.4
Disposals	—	(1.1)
Renewals and re-leasing	(0.2)	(1.3)
Effect of changes in foreign currency exchange rates	2.5	16.5

Annualized lease payments, as at December 31, 2015	$228.6	$228.6

During the fourth quarter of 2015, annualized lease payments increased by $2.5 million from $226.1 million at September 30, 2015 to $228.6 million at December 31, 2015. This increase reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $0.1 million due to fixed contractual adjustments on leases for properties in Canada and the United States;

  ii.
  the completion of an improvement project in Canada increased annualized lease payments by $0.1 million;

  iii.
  the extension of a lease at a property in the United States at a rental rate which was lower than the expiring lease rate decreased annualized lease payments by $0.4 million and the expiry of a lease for a property in Canada decreased annualized lease payments by $0.8 million. The leasing of the recently developed logistics-warehouse property in Shepherdsville, Kentucky has increased annualized lease payments by $1.0 million, which represents the rental payments for the last four months of 2016; and

  iv.
  changes in foreign currency exchange rates increased annualized lease payments by $2.5 million. The strengthening of the euro and U.S. dollar against the Cdn. dollar increased annualized lease payments by $0.6 million and $1.9 million, respectively.

Granite REIT 2015 9

On a year-over-year basis, annualized lease payments increased by $16.1 million from $212.5 million at December 31, 2014 to $228.6 million at December 31, 2015. This net increase reflected the cumulative impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $1.6 million which included $0.8 million related to Consumer Price Index ("CPI") based increases on properties in both North America and Europe and $0.8 million related to fixed contractual adjustments;

  ii.
  the completion of two expansion projects in Austria and an improvement project in Canada increased annualized lease payments by $0.4 million;

  iii.
  the sale of three properties in Canada, the United States and Germany decreased annualized lease payments by $1.1 million;

  iv.
  the renewal, extension or re-leasing of seven leases in North America and Europe at rental rates which were overall lower than the expiring lease rates and the expiry of a lease in Canada decreased annualized lease payments by $2.7 million while the leasing of previously vacant space in the United States and the recently developed logistics-warehouse property in Shepherdsville, Kentucky, as previously noted, increased annualized lease payments by $1.4 million; and

  v.
  changes in foreign currency exchange rates increased annualized lease payments by $16.5 million. The strengthening of the euro and U.S. dollar against the Cdn. dollar increased annualized lease payments by $6.8 million and $9.6 million, respectively.

The annualized lease payments by currency at December 31, 2015 and December 31, 2014 were as follows:

	December 31, 2015		December 31, 2014
Euro	$103.2	45%	$96.6	45%
Cdn. dollar	64.1	28	65.6	31
U.S. dollar	60.4	26	49.5	23
Other	0.9	1	0.8	1

	$228.6	100%	$212.5	100%

Leasing Activity

2015 Lease Expiries

As at December 31, 2014, Granite had 11 leases with a total area of 1.5 million square feet that had expiry dates in 2015. The following table details the status of these leases as at March 2, 2016:

	Number of leases	Square Footage (in thousands)	ALP (in millions)
Renewed or extended leases	6	739	$4.3
Leases with short termination notices	2	312	1.2
Negotiations in-progress	1	300	1.7
Disposition of property	2	113	—

	11	1,464	$7.2

10 Granite REIT 2015

Other New Leases, Renewals and Extensions

Leasing activity through March 2, 2016 related to space not subject to 2015 lease expiries included the following:

  i.
  of the nine 2016 lease expiries:

  (a)
  a lease expiry on a 0.3 million square foot property in Austria, which is leased to Magna, was extended from February 2016 to February 2021;

  (b)
  a lease expiry on a 0.3 million square foot property leased to a non-Magna tenant in Germany was extended by two years to June 2018;

  (c)
  a lease expiry representing a total area of 0.1 million square feet in Austria, which is leased to Magna, was extended to April 30, 2021;

  (d)
  a lease expiry on a 0.1 million square foot property leased to Magna in Canada was renewed to July 31, 2021;

  (e)
  a lease expiry representing a total area of 0.1 million square feet in the United States, which is leased to a non-Magna tenant, was renewed to April 2021;

  (f)
  a lease expiry on a 0.2 million square foot property leased to a non-Magna tenant was extended to November 2025; and

  (g)
  a lease expiry representing a total area of 0.1 million square feet in the United States leased to a non-Magna tenant was extended to July 2019.

  ii.
  a lease expiry on a property leased to a non-Magna tenant in the United States was extended to January 2028. The lease expiry for this 0.2 million square foot property was previously November 2022;

  iii.
  a lease expiring in 2017 for a 0.1 million square foot property in the United States leased to Magna was extended to December 2022;

  iv.
  a five year lease was executed for 0.1 million square feet of available space at a property in the United States that had been vacant since 2014;

  v.
  a seven year lease was executed for the recently constructed 0.6 million square foot logistics-warehouse property in Shepherdsville, Kentucky, United States;

  vi.
  a five and a half year lease was executed for 0.5 million square feet of the recently constructed 0.75 million square foot industrial property located in Bethel Township, Pennsylvania, United States, which provides the tenant with an option, that expires March 31, 2016, to lease the remaining 0.25 million square feet of the property; and

  vii.
  three leases were executed for the 0.3 million square foot property under development in Wroclaw, Poland that, in aggregate, represent 38% of the total square footage of the property. The leases have terms of either three or five years.

Granite REIT 2015 11

Lease Expiration

As at December 31, 2015, Granite's portfolio had a weighted average lease term by square footage of 4.7 years, compared to 5.3 years as at December 31, 2014, with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2016		2017		2018		2019		2020		2021		2022 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,722	94	—	—	3,835	40.4	1,918	11.0	435	2.5	1,033	6.7	316	3.0	91	0.5
U.S.	9,053	750	502	1.7	475	7.7	1,289	7.5	1,489	15.1	61	0.4	—	—	4,487	28.0
Austria	8,101	88	—	—	—	—	1,504	11.9	380	3.6	—	—	389	2.8	5,740	47.7
Germany	3,795	—	957	3.5	—	—	996	7.7	303	1.7	—	—	—	—	1,539	11.3
Netherlands	1,441	—	—	—	314	2.2	—	—	500	3.2	627	4.5	—	—	—	—
Other	434	—	—	—	—	—	90	0.9	90	0.4	—	—	254	2.7	—	—

Total	30,546	932	1,459	5.2	4,624	50.3	5,797	39.0	3,197	26.5	1,721	11.6	959	8.5	11,857	87.5

% of portfolio:
• by sq ft	100%	3%	5%		15%		19%		10%		6%		3%		39%

• by ALP	100%			2%		22%		17%		12%		5%		4%		38%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2015, the Trust incurred leasing costs and lease incentives of $1.6 million and $3.0 million, respectively.

12 Granite REIT 2015

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

Components of the Trust's net income for the three month periods ended December 31, 2015 and 2014 were as follows:

	Three months ended December 31,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$54.9	$51.0	8%
Property operating costs	1.9	1.6
General and administrative	7.6	8.4
Depreciation and amortization	0.2	0.2
Interest expense and other financing costs, net	4.9	4.5
Foreign exchange losses (gains), net	0.2	(1.2)
Fair value losses (gains) on investment properties, net	(11.0)	17.8
Fair value losses on financial instruments	0.2	—
Acquisition transaction costs	—	0.2
Loss (gain) on sale of investment properties	0.4	(1.7)

Income before income taxes	50.5	21.2
Income tax expense (recovery)	5.1	(0.1)

Net income	$45.4	$21.3

Net income attributable to stapled unitholders	45.2	21.5	110%
Funds from Operations(1)	39.5	36.2	9%
Basic and Diluted FFO per stapled unit(1)	$0.84	$0.77	9%
FFO payout ratio	69%	72%	(3%	)

(1)
See "Results of Operations for the Three Months Ended December 31, 2015 — Funds from Operations".

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended December 31, 2015 increased $3.9 million to $54.9 million from $51.0 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended December 31, 2014	$51.0
Acquisitions	1.4
Contractual rent adjustments	0.4
Completed projects on-stream	0.1
Renewals and re-leasing of income-producing properties	(0.4)
Vacancies and disposals of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	2.7
Other, including straight-line adjustments to rental revenue	0.2

Rental revenue, three months ended December 31, 2015	$54.9

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014, representing 1.0 million square feet of leaseable area, contributed an additional $1.4 million to rental revenue;

  ii.
  the $0.4 million increase in revenue from contractual rent adjustments included $0.2 million from CPI based increases and $0.2 million from fixed contract adjustments;

  iii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.1 million to rental revenue;

Granite REIT 2015 13

  iv.
  the renewal of four leases in Canada and the United States at rental rates which were lower than the expiring lease rates decreased revenue by $0.5 million while the re-leasing of a previously vacant property in Canada increased revenue by $0.1 million;

  v.
  rental revenue was negatively impacted by $0.5 million due to the sale of income-producing properties in North America and Germany; and

  vi.
  foreign exchange had a $2.7 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the U.S. dollar and euro increased reported rental revenue by $2.0 million and $0.7 million, respectively.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.9 million for the three month period ended December 31, 2015 in comparison to $1.6 million in the prior year period. The $0.3 million increase consisted of a $0.2 million increase in costs recoverable from tenants and $0.1 million of property related advisory costs associated with the Trust's review of its strategic alternatives.

General and Administrative Expenses

General and administrative expenses for the three month periods ended December 31, 2015 and 2014 were $7.6 million and $8.4 million, respectively. The $0.8 million decrease was primarily due to a reduction in compensation expense of $2.1 million attributable to lower staffing levels, severance incurred in the fourth quarter of 2014 and the reduction in both the unit-based compensation expense and the valuation of the units outstanding under Granite's unit-based compensation plans. These decreases were partially offset by a $0.3 million increase in professional fees related to certain internal reorganizations and $0.9 million of director/trustee special committee fees and advisory costs incurred with respect to the review of strategic alternatives.

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.9 million in the three month period ended December 31, 2015 compared to $4.5 million in the prior year period. The net interest expense and other financing costs for the three month periods ended December 31, 2015 and 2014 comprised the following:

	Three months ended December 31,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$1.9	$1.9	$—
2021 Debentures, issued July 2014(1)	1.7	1.7	—

	3.6	3.6	—
Mortgages and construction loans	0.7	0.5	0.2
Other financing costs, net	0.6	0.4	0.2

	$4.9	$4.5	$0.4

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

The interest expense associated with the mortgages and construction loans increased $0.2 million in the fourth quarter of 2015 in comparison to the prior year period primarily due to the completion of the development property in Bethel Township, Pennsylvania (see "INVESTMENT PROPERTIES — Properties and

14 Granite REIT 2015

Land Under Development") and foreign exchange as the mortgages and construction loans are denominated in U.S. dollars. Other financing costs increased $0.2 million primarily due to an increase in interest expense associated with the outstanding draws on the revolving credit facility.

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of $0.2 million and net foreign exchange gains of $1.2 million in the three month periods ended December 31, 2015 and 2014, respectively. Net foreign exchange losses for the three month period ended December 31, 2015 of $0.2 million included $0.3 million of realized foreign exchange losses on derivative financial instruments such as foreign exchange contracts, partially offset by $0.1 million of net foreign exchange gains arising from the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros. The net foreign exchange gains of $1.2 million in the three month period ended December 31, 2014 included $1.0 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and $0.2 million of realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts.

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $11.0 million in the three month period ended December 31, 2015 compared to $17.8 million of net fair value losses in the prior year period. In the three month period ended December 31, 2015, the net fair value gains of $11.0 million were attributable to positive changes in leasing assumptions, including market rent increases and the reduction in operating cash outflows for properties in North America as well as the positive impact of leasing activity at Granite's two recently developed properties in the United States. The net fair value losses in the three month period ended December 31, 2014 of $17.8 million were attributable to changes in leasing assumptions for properties across the portfolio and the amount or timing of cash flows primarily attributable to capital expenditures for properties in North America.

Fair Value Losses on Financial Instruments

Granite recognized net fair value losses on financial instruments of $0.2 million and less than $0.1 million in the three month periods ended December 31, 2015 and 2014, respectively. The net fair value losses in the three month period ended December 31, 2015 primarily consisted of unrealized fair value losses related to foreign exchange contracts outstanding at the end of the year (see note 14 to the audited combined financial statements for the year ended December 31, 2015).

Acquisition Transaction Costs

Acquisition transaction costs for the three month period ended December 31, 2014 of $0.2 million primarily related to advisory costs associated with the acquisition of three properties located in Plainfield (Indianapolis), Indiana in December 2014.

Loss (Gain) on Sale of Investment Properties

The loss on sale of investment properties of $0.4 million in the three month period ended December 31, 2015 was primarily due to costs associated with the sale of Granite's investment properties and includes the sale of a vacant property in Austria for gross proceeds of $5.0 million, which closed in the first quarter of 2016.

The net gain on sale of investment properties in the three months ended December 31, 2014 was related to the sale of excess land in Austria for gross proceeds of $1.7 million net of nominal selling costs.

Income Tax Expense (Recovery)

Income tax expense for the three months ended December 31, 2015 was $5.1 million. Included in the quarter's income tax expense was a current income tax expense of $0.6 million comprised of:

  i.
  $0.7 million expense related to foreign operations;

Granite REIT 2015 15

  ii.
  $0.4 million recovery related to Canadian corporate entities subject to tax;

  iii.
  $0.2 million expense in unrecognized tax benefits; and

  iv.
  $0.1 million expense related to the liquidation of the Mexican operation.

Also included in the quarter's income tax expense was a deferred tax expense of $4.5 million. Virtually all of the deferred tax expense is attributable to the foreign jurisdictions that Granite operates in and is comprised of:

  i.
  $4.1 million expense related to the net fair value gains in respect of investment properties, largely on those properties acquired by Granite in last three years in the United States and Europe;

  ii.
  $1.6 million expense for timing differences pertaining to tax depreciation; and

  iii.
  $1.2 million recovery for other miscellaneous timing differences including withholding taxes.

The Trust's effective tax rate was 10.1% in the fourth quarter of 2015 and was significantly higher than the tax recovery of 0.5% reported in the fourth quarter of 2014. The reason for the higher effective tax rate in the current year quarter primarily relates to a deferred tax benefit not being recognized in the fourth quarter of 2014 for the fair value losses incurred on the Canadian investment properties as no deferred taxes are recorded in the entities holding those properties. This compares to the fourth quarter of 2015, where there were higher fair value gains in the United States and Europe where deferred taxes are recorded.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income

For the three month period ended December 31, 2015, net income was $45.4 million compared to $21.3 million in the prior year period. The $24.1 million net increase was primarily due to a $28.8 million increase in net fair value gains on investment properties and a $3.9 million increase in rental revenue and tenant recoveries, partially offset by a $6.3 million increase in deferred income tax expense and a $2.1 million increase in loss on sale of investment properties.

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$45,165	$21,454
Add (deduct):
Fair value losses (gains) on investment properties, net	(11,041)	17,793
Fair value losses on financial instruments	262	38
Acquisition transaction costs	—	189
Loss (gain) on sale of investment properties	454	(1,678)
Current income tax expense associated with the sale of an investment property	—	439
Deferred income tax expense (recovery)	4,486	(1,832)
Non-controlling interests relating to the above	170	(157)

FFO	$39,496	$36,246	9%

Basic and Diluted FFO per stapled unit	$0.84	$0.77	9%

Basic number of stapled units outstanding	47,017	47,014

Diluted number of stapled units outstanding	47,025	47,091

16 Granite REIT 2015

FFO for the three month periods ended December 31, 2015 and 2014 was $39.5 million and $36.2 million, respectively. The $3.3 million increase in FFO was primarily due to a $3.9 million increase in rental revenue, a $0.8 million decrease in general and administrative expenses and a $0.7 million decrease in current tax expense, partially offset by a $1.4 million reduction in foreign exchange gains and a $0.4 million increase in interest expense.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015

Highlights

	Years Ended December 31,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$216.3	$207.4	4%
Net income from continuing operations attributable to stapled unitholders	193.3	63.5	NM
Net income attributable to stapled unitholders	193.3	70.2	NM
Funds from Operations(1)	158.4	125.3	26%
Comparable Funds from Operations(2)	158.4	153.8	3%
Basic FFO per stapled unit(1)	$3.37	$2.66	26%
Diluted FFO per stapled unit(1)	$3.36	$2.66	26%
Basic comparable FFO per stapled unit(2)	$3.37	$3.27	3%
Diluted comparable FFO per stapled unit(2)	$3.36	$3.27	3%
FFO payout ratio(2)	68%	67%	1%

NM — not meaningful

(1)
See "Results of Operations for the Year Ended December 31, 2015 — Funds from Operations".

(2)
Excludes $28.6 million ($0.61 per stapled unit) in the third quarter of 2014 with respect to the early redemption of the 2016 Debentures (See "PERFORMANCE MEASUREMENT — Comparable funds from operations" and "Results of Operations for the Year Ended December 31, 2015 — Funds from Operations").

(in millions, except number of properties)	December 31, 2015	December 31, 2014	Change
Number of income-producing properties	98	103	(5%	)
Leaseable area (sq. ft.)	30.5	30.2	1%
Annualized lease payments	$228.6	$212.5	8%
Investment properties, fair value	$2,592.4	$2,310.4	12%

Rental Revenue and Tenant Recoveries

Rental revenue for the year ended December 31, 2015 increased $8.9 million to $216.3 million from $207.4 million in the prior year. The change in rental revenue is set out below:

Rental revenue, year ended December 31, 2014	$207.4
Acquisitions	5.4
Contractual rent adjustments	1.7
Completed projects on-stream	0.6
Renewals and re-leasing of income-producing properties	(0.8)
Vacancies and disposals of income-producing properties	(2.3)
Effect of changes in foreign currency exchange rates	3.8
Other, including straight-line adjustments to rental revenue	0.5

Rental revenue, year ended December 31, 2015	$216.3

Granite REIT 2015 17

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014 contributed $5.4 million to rental revenue;

  ii.
  a $1.7 million increase in revenue from contractual rent adjustments included $1.1 million from CPI based increases and $0.6 million from fixed contract adjustments;

  iii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.6 million to rental revenue;

  iv.
  the renewal of five leases in Canada, the United States and Spain at rental rates which were lower than the expiring lease rates decreased revenue by $1.6 million while the leasing of previously vacant properties in Canada and the United States increased revenue by $0.8 million;

  v.
  rental revenue for the year ended December 31, 2015 was negatively impacted by $2.0 million due to the sale of income-producing properties in North America and Germany and by $0.3 million due to the vacancy at an income-producing property in the United States, which was re-leased in June 2015;

  vi.
  foreign exchange had a net $3.8 million positive impact on reported rental revenues from a weakening of the Cdn. dollar against U.S. dollar denominated rents which increased rental revenues by $6.9 million and was partially offset by a $3.2 million decrease in rental revenues due to the impact of the strengthening Cdn. dollar against euro denominated rents; and

  vii.
  other items, which had a net positive impact of $0.5 million on revenue, included close-out fees received in 2015 with respect to expired leases for properties in the United States and Austria and an increase in property operating cost recoveries from tenants, partially offset by increased amortization of lease incentives in respect of the lease extensions exercised during the early part of 2014 at the Thondorf and Eurostar properties in Graz, Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $7.1 million and $6.9 million for the years ended December 31, 2015 and 2014, respectively. The $0.2 million increase in property costs was primarily related to $0.6 million of property related advisory costs associated with the Trust's review of strategic alternatives and a $0.3 million increase in property expenses recoverable from tenants, partially offset by lower advisory costs of $0.6 million related to property administration matters, including the settlement of a municipal land matter for three income-producing properties in the prior year.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2015 and 2014 were $28.3 million and $28.1 million, respectively. The $0.2 million net increase primarily consisted of:

  i.
  a severance expense of $3.5 million associated with the departure of Granite's Chief Executive Officer that, after taking into account the surrender of his units having a value of $1.7 million under the equity-based compensation plan, resulted in a net expense of $1.8 million; and

  ii.
  $1.5 million of director/trustee special committee fees and advisory costs incurred with respect to the review of strategic alternatives, partially offset by

  iii.
  $3.4 million in decreased compensation costs attributable to (i) lower headcount, (ii) a decrease in severance expense, (iii) the reduction in unit-based compensation expense in the current year and (iv) the decreased valuation of the units outstanding under Granite's unit-based compensation plans due to a decrease in the market price of the Trust's stapled units.

18 Granite REIT 2015

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $18.7 million in the year ended December 31, 2015 compared to $24.0 million in the prior year. Granite's debt profile changed significantly during 2013 and 2014 due to acquisition activities and refinancing initiatives. In July 2014, Granite issued at par $250.0 million of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures") and entered into a related cross currency interest rate swap that reduced the effective interest rate to 2.68%. In August 2014, Granite redeemed all of the 2016 Debentures. Net interest expense and other financing costs for the years ended December 31, 2015 and 2014 comprised the following:

	Years Ended December 31,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$7.6	$7.8	$(0.2)
2021 Debentures, issued July 2014(1)	6.8	3.3	3.5
2016 Debentures, redeemed August 2014	—	9.8	(9.8)

	14.4	20.9	(6.5)
Mortgages and construction loans	2.5	1.5	1.0
Other financing costs, net	1.8	1.6	0.2

	$18.7	$24.0	$(5.3)

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

The interest expense associated with the mortgages and construction loans increased $1.0 million in the year ended December 31, 2015 in comparison to the prior year primarily due to the completion of recently developed properties in the United States and foreign exchange as previously noted. Other financing costs increased $0.2 million in the year ended December 31, 2015 primarily due to an increase in interest expense associated with the outstanding draws on the revolving credit facility and a decrease in interest income.

Early Redemption Costs of Unsecured Debentures

In the year ended December 31, 2014, Granite recorded early redemption costs related to the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $0.3 million and $3.1 million in the years ended December 31, 2015 and 2014, respectively. The net foreign exchange gains of $0.3 million in the year ended December 31, 2015 primarily related to $0.5 million of foreign exchange gains from the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros, partially offset by $0.2 million in foreign exchange losses on derivative financial instruments such as foreign exchange contracts. Net foreign exchange gains for the year ended December 31, 2014 of $3.1 million included (i) $1.5 million of foreign exchange gains due to the re-measurement of a U.S. dollar denominated cash balance representing the proceeds from the sale of the Mexican properties, (ii) $0.9 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and (iii) $0.7 million of net foreign exchange gains on derivative financial instruments such as foreign exchange forwards contracts.

Granite REIT 2015 19

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $73.1 million in the year ended December 31, 2015 compared to net fair value losses on investment properties of $51.6 million in the prior year. In the year ended December 31, 2015, the net fair value gains of $73.1 million were attributable to i) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular properties acquired in Europe in 2013 and the two properties recently developed in the United States, together with favourable changes to cash flow assumptions and ii) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent leasing and renewal activities, as well as market rent increases and the reduction in operating cash outflows for certain properties in North America; partially offset by iii) the negative impact of certain leases in Canada and the United States that are closer to expiry, for which the re-leasing assumptions are less favourable than the terms of leases currently in place. In the year ended December 31, 2014, the net fair value losses of $51.6 million million were attributable to changes in leasing assumptions for properties in both North America and Europe and an increase in discount and terminal capitalization rates for certain properties in Austria and Germany, partially offset by compression in discount and terminal capitalization rates for certain properties in the United States.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of $1.8 million in the year ended December 31, 2015 and net fair value gains of $0.2 million in the year ended December 31, 2014. Net fair value losses on financial instruments for the year ended December 31, 2015 included $1.5 million of fair value losses related to foreign exchange contracts outstanding at the end of the period and $0.3 million of fair value losses related to interest rate caps associated with the mortgages payable. Net fair value gains on financial instruments for the year ended December 31, 2014 included $0.5 million of fair value gains related to foreign exchange contracts outstanding at the end of the period, partially offset by $0.4 million of fair value losses related to interest rate caps associated with the mortgages payable (see note 14 to the audited combined financial statements for the year ended December 31, 2015).

Acquisition Transaction Costs

As previously noted, acquisition transaction costs of $0.2 million for the year ended December 31, 2014 primarily related to advisory costs associated with an acquisition in December 2014.

Loss (Gain) on Sale of Investment Properties

The loss on sale of investment properties of $1.4 million for the year ended December 31, 2015 was primarily related to the costs associated with the sale of six income-producing properties in Canada, the United States and Germany for aggregate gross proceeds of $16.3 million and the sale of a vacant property in Austria, which closed in the first quarter of 2016, for gross proceeds of $5.0 million.

The net gain on sale of investment properties of $1.4 million for the year ended December 31, 2014 related to the sale of a parcel of excess land located in Austria for gross proceeds of $1.7 million, net of $0.3 million of selling costs associated with the disposal of four income-producing properties located in the United States and Germany for gross proceeds of $37.6 million.

Income Tax Expense

Income tax expense for the year ended December 31, 2015 was $36.2 million. Included in tax expense for the year was a current income tax expense of $3.9 million comprised of:

  i.
  $3.4 million expense related to foreign operations;

  ii.
  $0.2 million recovery pertaining to Canadian corporate entities subject to tax;

  iii.
  $1.2 million expense related to unrecognized tax benefits;

  iv.
  $0.7 million expense related to the disposition of two properties in the United States;

20 Granite REIT 2015

  v.
  $0.4 million expense related to the liquidation of the Mexican operation; and

  vi.
  $1.6 million recovery related primarily to the settlement of an income tax audit.

Also included in income tax expense for the year ended December 31, 2015 was a deferred tax expense of $32.3 million. Virtually all of the deferred tax expense is attributable to the foreign jurisdictions that Granite operates in and is comprised of:

  i.
  $23.1 million expense related to the net fair value gains in respect of investment properties, largely on those properties acquired or developed by Granite in last three years in the United States and Europe;

  ii.
  $11.5 million expense for timing differences pertaining to tax depreciation; and

  iii.
  $2.3 million recovery of other miscellaneous timing differences including withholding taxes.

The Trust's effective tax rate was 15.6% for the year ended December 31, 2015 and was higher than the 11.8% reported for the year ended December 31, 2014. The higher effective tax rate in the current year primarily relates to a deferred tax recovery not being recognized in the year ended December 31, 2014 for each of (i) the costs incurred in Canada that were associated with the redemption of the 2016 Debentures and (ii) the fair value losses incurred on the Canadian investment properties as no deferred taxes are recorded in the entities holding those properties. This compares to the year ended December 31, 2015, where there were significantly higher fair value gains in the United States and Europe where deferred taxes are recorded.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the year ended December 31, 2015, net income from continuing operations was $195.5 million compared to $63.7 million in the prior year. The increase of $131.8 million was primarily due to net fair value gains on investment properties of $73.1 million compared to net fair value losses of $51.6 million in the prior year and the $28.6 million in early redemption costs associated with the 2016 Debentures incurred in 2014, partially offset by a $28.1 million increase in deferred income tax expense.

Net Income from Discontinued Operations

In June 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the revenue and expenses associated with the Mexican portfolio as discontinued operations in the combined financial statements. The Trust's results of operations for the three month periods ended December 31, 2015 and 2014 and the year ended December 31, 2015 were not impacted by discontinued operations as the disposition of the portfolio of Mexican properties was completed on June 26, 2014. In the year ended December 31, 2014, Granite incurred a loss on disposal of $5.1 million which included a $4.6 million closing adjustment and $0.5 million in associated selling costs. Also as a result of the disposition of the Mexican operations, net cumulative foreign currency translation gains of $5.7 million, which had been recorded in other comprehensive income, were

Granite REIT 2015 21

reclassified to net income. Net income from discontinued operations and the related gain on sale for the year ended December 31, 2014 comprised the following:

Year Ended December 31, 2014
Rental revenue	$7.1
Income before income taxes(1)	7.0
Income tax expense	(1.7)

Income from discontinued operations before gain on sale of disposed properties	5.3
Loss on sale of investment properties	(5.1)
Reclassification of cumulative foreign currency translation amounts related to foreign operation disposed of in the year	5.7
Income tax recovery	0.9

Net gain on sale of disposed properties	1.5

Net income from discontinued operations	$6.8

(1)
Income before income taxes included $7.1 million of rental revenue, net of $0.1 million of operating costs and nominal net fair value losses on investment properties.

Net Income

Net income was $195.5 million in the year ended December 31, 2015 in comparison to $70.4 million in the prior year. The increase of $125.1 million was due to a $131.8 million increase in net income from continuing operations for the reasons previously noted, partially offset by a $6.8 million decrease in net income from discontinued operations.

22 Granite REIT 2015

Funds From Operations

	Years Ended December 31,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$193,334	$70,213
Add (deduct):
Fair value losses (gains) on investment properties, net	(73,082)	51,620
Fair value losses (gains) on financial instruments	1,760	(177)
Acquisition transaction costs	—	189
Loss (gain) on sale of investment properties	1,413	(1,416)
Current income tax expense associated with the sale of investment properties	701	1,538
Deferred income tax expense	32,295	4,238
Non-controlling interests relating to the above	1,945	(104)
FFO adjustments related to discontinued operations	—	(848)

FFO	$158,366	$125,253	26%
Early redemption costs of unsecured debentures	—	28,580

Comparable FFO	$158,366	$153,833	3%

Basic FFO per stapled unit	$3.37	$2.66	26%

Diluted FFO per stapled unit	$3.36	$2.66	26%

Basic comparable FFO per stapled unit	$3.37	$3.27	3%

Diluted comparable FFO per stapled unit	$3.36	$3.27	3%

Basic number of stapled units outstanding	47,017	47,001

Diluted number of stapled units outstanding	47,097	47,071

Comparable FFO for the years ended December 31, 2015 and 2014 was $158.4 million and $153.8 million, respectively. The $4.6 million increase in comparable FFO was primarily due to:

  i.
  a $8.9 million increase in rental revenue; and

  ii.
  a $5.3 million decrease in interest expense.

  These increases were partially offset by:

  i.
  a $2.8 million reduction in foreign exchange gains;

  ii.
  a $0.5 million increase in current income tax expense; and

  iii.
  a $5.9 million decrease in FFO from discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $34.8 million and $159.8 million in the three month period and year ended December 31, 2015, respectively. At December 31, 2015, the Trust had cash and cash equivalents of $119.2 million and unitholders' equity of $1.8 billion.

Granite REIT 2015 23

Cash Flows

Three Months Ended December 31, 2015

Components of the Trust's cash flows for the three month periods ended December 31, 2015 and 2014 were as follows:

	Three months ended December 31,
	2015	2014
Operating Activities
Net income from continuing operations	$45.4	$21.3
Items not involving current cash flows	(4.2)	17.2
Current income tax expense	0.6	1.7
Income taxes paid	(1.7)	(0.3)
Interest expense	4.5	3.9
Interest paid	(4.8)	(3.2)
Changes in working capital balances from continuing operations	(5.0)	(1.5)

Cash provided by operating activities from continuing operations	34.8	39.1
Cash used in operating activities from discontinued operations	—	(0.2)

Cash provided by operating activities	$34.8	$38.9

Investing Activities
Acquisitions	$—	$(79.0)
Investment properties and fixed asset additions	(6.1)	(15.8)
Cash provided by other investing activities from continuing operations	1.5	14.6

Cash used in investing activities	$(4.6)	$(80.2)

Financing Activities
Distributions paid	$(27.1)	$(25.8)
Proceeds from issuance of debt	1.7	71.7
Repayments of bank indebtedness	(25.2)	—
Repayments of secured long-term debt	(0.3)	(0.1)
Cash used in other financing activities	(0.1)	(0.4)

Cash provided by (used in) financing activities	$(51.0)	$45.4

Operating Activities

In the three month period ended December 31, 2015, operating activities from continuing operations generated cash of $34.8 million compared to $39.1 million in the prior year period. The decrease of $4.3 million was primarily due to a decrease in foreign exchange gains of $1.4 million, an increase in interest paid of $1.6 million, a $1.4 million increase in income taxes paid and a $3.5 million increase in cash used in changes in working capital balances, partially offset by an increase of $3.9 million in rental revenue.

In the three month period ended December 31, 2015, changes in working capital balances used cash of $5.0 million. The components comprised a decrease in accounts payable and accrued liabilities of $2.0 million primarily due to the timing of payments for property-related and administrative expenses and a decrease in deferred revenue of $3.1 million due to the timing of rental receipts.

For the three month period ended December 31, 2014, the change in working capital balances used cash of $1.5 million and was primarily comprised of a $3.8 million decrease in accounts payable and accrued liabilities, primarily due to the release of deposits related to the sale of an income-producing property which closed in the fourth quarter of 2014, partially offset by a $0.9 million decrease in accounts receivable and an increase in deferred revenue of $0.9 million, both related to the timing of rental receipts.

24 Granite REIT 2015

Investing Activities

Investing activities for the three month period ended December 31, 2015 used net cash of $4.6 million, which was comprised of primarily investment property capital expenditures for properties in North America, the Netherlands and Poland of $6.1 million, partially offset by a $1.5 million reduction in restricted cash due to the reimbursement of improvements for a property in the Netherlands (see "INVESTMENT PROPERTIES — Income-Producing Properties").

Cash used in investing activities for the fourth quarter of 2014 of $80.2 million was primarily due to cash payments of $79.0 million related to the acquisition of three properties in the United States and investment property capital expenditures of $15.7 million primarily related to the construction of an industrial property in Pennsylvania, United States and for an expansion project in Austria, partially offset by net proceeds of $14.6 million on the disposal of two income-producing properties in the United States and Germany as well as excess land in Austria.

Financing Activities

Cash used in financing activities for the three month period ended December 31, 2015 of $51.0 million was primarily attributed to $27.1 million of distribution payments and $25.2 million of repayments of U.S. dollar denominated bank indebtedness, partially offset by $1.7 million of proceeds from the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing").

Cash provided by financing activities for the three month period ended December 31, 2014 of $45.4 million was primarily attributed to $62.8 million of borrowings from U.S. dollar denominated bank indebtedness and $8.9 million of proceeds from the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing") net of distribution payments of $25.8 million.

Year Ended December 31, 2015

Operating Activities

	Years Ended December 31,
	2015	2014
Net income from continuing operations	$195.5	$63.7
Items not involving current cash flows	(34.4)	64.5
Tenant allowance	—	(37.8)
Current income tax expense	3.9	4.3
Income taxes paid	(5.9)	(4.4)
Interest expense	17.3	22.6
Interest paid	(17.2)	(19.4)
Changes in working capital balances from continuing operations	0.6	(6.1)

Cash provided by operating activities from continuing operations	159.8	87.4
Cash provided by operating activities from discontinued operations	—	5.5

Cash provided by operating activities	$159.8	$92.9

For the year ended December 31, 2015, operating activities from continuing operations generated cash of $159.8 million compared to $87.4 million in the prior year. Excluding the $37.8 million tenant allowance payment made in the first quarter of 2014, which was related to the incentive provided in connection with the Thondorf lease extension, and the $27.7 million redemption premium payment associated with the early redemption of the 2016 Debentures, cash provided by operating activities from continuing operations for the year ended December 31, 2014 would have been $152.9 million. The $6.9 million net increase over the prior year was primarily related to:

  i.
  an $8.0 million increase in rental revenue (excluding the straight-line adjustment); and

Granite REIT 2015 25

  ii.
  a $6.7 million increase in cash provided by changes in working capital balances; partially offset by

  iii.
  a $2.8 million decrease in net foreign exchange gains; and

  iv.
  a $1.5 million increase in income taxes paid.

The change in working capital balances for the year ended December 31, 2015, which generated cash of $0.6 million, is primarily due to a $1.3 million increase in deferred revenue from the timing of rental receipts and a $1.4 million increase in accounts payable and accrued liabilities primarily attributable to compensation related and professional fee accruals, partially offset by a $1.5 million increase in accounts receivable primarily attributable to a value-added tax receivable associated with the development land acquisition and construction expenditures for a property in Wroclaw, Poland and a $0.7 increase in restricted cash.

The change in working capital balances for the year ended December 31, 2014 reflected a use of cash of $6.1 million due to a $6.4 million decrease in accounts payable and accrued liabilities, which included payments of acquisition expenses incurred in 2013, and lower property-related and professional fee accruals.

Cash provided by operating activities from discontinued operations for the year ended December 31, 2014 of $5.5 million primarily consisted of $7.1 million of rental revenue, partially offset by $1.0 million of income taxes paid.

Investing Activities

Investing activities for the year ended December 31, 2015 used cash of $20.8 million. The major components included $26.6 million of investment property capital expenditures primarily for projects in the United States, Austria, the Netherlands and Poland, $6.0 million paid with respect to the acquisition of development land in Poland and $7.7 million of income tax payments related to discontinued operations, partially offset by $15.4 million of net proceeds received on the disposal of six income-producing properties and a $4.3 million reduction in restricted cash due to the reimbursement of improvements for a property in the Netherlands (see "INVESTMENT PROPERTIES — Income-Producing Properties").

Investing activities for the year ended December 31, 2014 provided cash of $20.1 million. The major components included $104.4 million of proceeds received from the disposition of the Mexican properties which was net of $5.1 million of income tax instalments, $39.1 million of net proceeds received on the disposal of five other properties, partially offset by $79.0 million of cash payments related to the acquisition of three properties in the United States and $43.7 million of investment property capital expenditures across several properties.

Financing Activities

For the year ended December 31, 2015, financing activities used cash of $144.0 million which largely comprised distribution payments of $108.3 million and $51.7 million of repayments of U.S. dollar denominated bank indebtedness, partially offset by $17.2 million of U.S. dollar secured long-term debt borrowings for the recently completed developed property in Pennsylvania, United States.

For the year ended December 31, 2014, financing activities used cash of $90.7 million which was largely comprised of the following:

  i.
  the $265.0 million repayment of the 2016 Debentures;

  ii.
  distribution payments of $103.2 million; and

  iii.
  payments of $2.4 million for financing costs related to the 2021 Debentures and the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing");

that were partially offset by:

  iv.
  $250.0 million of proceeds received from the issuance of the 2021 Debentures;

  v.
  $8.1 million of net U.S. dollar denominated borrowings from bank indebtedness;

26 Granite REIT 2015

  vi.
  U.S. dollar secured long-term debt borrowings of $19.8 million; and

  vii.
  $1.8 million received upon the exercise of unit options.

Bank and Debenture Financing

Granite's debt consists of the following:

	December 31, 2015		December 31, 2014
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$447.7	76%	$447.0	77%
Cross currency interest rate swaps, net	25.3	4	3.4	1
Mortgages, net	49.0	9	41.9	7
Construction loans, net	48.0	8	24.2	4
Bank indebtedness	19.4	3	62.6	11

	$589.4	100%	$579.1	100%

Fair value of investment properties	$2,592.4		$2,310.4

Leverage ratio(1)	23%		25%

(1)
See "SIGNIFICANT MATTERS — Performance Measurement — Leverage Ratio".

Unsecured Debentures and Cross Currency Interest Rate Swaps

On July 3, 2014, Granite issued $250.0 million of Series 2 senior debentures due July 5, 2021. Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the 2016 Debentures. At December 31, 2015, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.8 million.

Also on July 3, 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at December 31, 2015, the fair value of the cross currency interest rate swap was a net financial liability of $9.9 million.

On October 2, 2013, Granite issued $200.0 million Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2015, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $198.9 million.

Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at December 31, 2015, the fair value of the cross currency interest rate swap was a net financial liability of $15.4 million.

In December 2004, Granite issued $265.0 million of unsecured debentures, which were due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. As noted earlier, in the third quarter of 2014, the 2016 Debentures were fully redeemed for an aggregate redemption price of $294.7 million, which included a redemption premium of $27.7 million and accrued and unpaid interest of $2.0 million.

Granite REIT 2015 27

Mortgages

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $49.0 million (U.S. $35.4 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

Construction Loans

On June 20, 2014, Granite entered into the 2017 Construction Loan for U.S. $26.2 million relating to land that was previously held for development (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At December 31, 2015, the amount outstanding net of issuance costs was $28.3 million (U.S. $20.4 million).

In July 2013, the Trust entered into a secured construction loan (the "2016 Construction Loan") for U.S. $17.0 million relating to the construction of a logistics-warehouse facility in the United States. The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At December 31, 2015, the amount outstanding net of issuance costs was $19.8 million (U.S. $14.3 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At December 31, 2015, the Trust had $19.4 million (U.S. $14.0 million) drawn under the Granite Credit Facility and $0.6 million in letters of credit issued against the Granite Credit Facility.

The Granite Credit Facility replaced an unsecured senior revolving credit facility in the amount of $175.0 million that was available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit and would have matured on February 1, 2015.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2015, the Trust was in compliance with its debt agreements and related covenants.

28 Granite REIT 2015

Credit Ratings

On December 10, 2015, Moody's Investors Service, Inc. confirmed its credit rating of the Trust of Baa2 with a stable outlook. On March 20, 2015, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended December 31,		Years ended December 31,
(in thousands)	2015	2014	2015	2014
Net income	$45,431	$21,356	$195,540	$70,417

Cash flows provided by operating activities	34,806	38,924	159,844	92,863
Distributions paid and payable	(27,082)	(26,234)	(108,327)	(103,641)

Cash flows from operating activities over (under) distributions paid and payable	$7,724	$12,690	$51,517	$(10,778)

Distributions declared to stapled unitholders in the three month periods ended December 31, 2015 and 2014 were $27.1 million or 57.6 cents per stapled unit and $26.2 million or 55.8 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2015 and 2014 were $108.3 million or $2.30 per stapled unit and $103.6 million or $2.21 per stapled unit, respectively. Distributions for the three month periods ended December 31, 2015 and 2014 as well as for the year ended December 31, 2015 were funded with cash flows from operations. Excluding the $27.7 million redemption premium associated with the early redemption of the 2016 Debentures that was funded with the proceeds from the sale of the Mexican properties and the $37.8 million lease incentive related to the Thondorf lease extension that was funded with cash on hand, cash provided by operating activities for the year ended December 31, 2014 would have been $158.4 million, being a more representative amount and more comparable to the current year. The Trust expects distributions to be funded from cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer and Interim Chief Executive Officer of Granite has evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). He has concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information relating to Granite and its subsidiaries would be made known to him by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, the Trust will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Granite REIT 2015 29

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust. Under the supervision and with the participation of Granite's Chief Financial Officer and Interim Chief Executive Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2015.

Deloitte LLP, an independent registered public accounting firm, who audited the Trust's combined financial statements as at and for the year ended December 31, 2015 and whose report is included in the Trust's annual report for fiscal 2015, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2015. The attestation report precedes the financial statements included in the Trust's annual report for fiscal 2015.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there have been no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Financial Officer and Interim Chief Executive Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

30 Granite REIT 2015

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2015, future payments, including interest payments, under these contractual obligations were as follows:

		Payments due by year
(in thousands) As at December 31, 2015
	Total	2016	2017	2018	2019	2020	Thereafter
Unsecured debentures	$450,000	$—	$—	$200,000	$—	$—	$250,000
Cross currency interest rate swaps	25,252	—	—	15,359	—	—	9,893
Secured long-term debt	97,359	21,010	60,460	15,889	—	—	—
Bank indebtedness	19,376	—	—	19,376	—	—	—
Interest payments:
Unsecured debentures, net of cross currency interest rate swaps	63,864	14,432	14,432	14,432	6,873	6,873	6,822
Secured long-term debt	3,850	2,457	1,227	166	—	—	—
Bank indebtedness	694	333	333	28	—	—	—
Contingent consideration	5,746	—	—	5,746	—	—	—
Lease incentive payable	9,017	—	—	9,017	—	—	—
Construction and development commitments	4,328	4,328	—	—	—	—	—

	$679,486	$42,560	$76,452	$280,013	$6,873	$6,873	$266,715

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

Off-balance sheet arrangements consisted of $0.6 million in letters of credit, construction and development project commitments of approximately $4.3 million and $1.2 million related to certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 6, 7, 8, 9, 18 and 22 to the audited combined financial statements for the year ended December 31, 2015 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, please refer to note 20 to the audited combined financial statements for the year ended December 31, 2015.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,016,785 stapled units issued and outstanding.

DISTRIBUTIONS

On March 2, 2016, the Trust increased its monthly distribution to 20.3 cents per stapled unit to reflect a targeted annualized distribution of approximately $2.44 per stapled unit. Prior to the increase, Granite REIT's monthly distribution to unitholders was 19.2 cents per stapled unit, representing, on an annualized basis, $2.30 per stapled unit. Total distributions declared in the year ended December 31, 2015 were $108.3 million. In January and February 2016, Granite declared monthly distributions of 19.2 cents per stapled unit or $9.0 million, with respect to the one month periods ended January 31, 2016 and February 29, 2016, respectively. The distribution declared in January 2016 was paid on February 16, 2016 and the distribution declared in February 2016 will be paid on March 15, 2016.

Granite REIT 2015 31

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2015. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2015. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. There has been no change in the valuation methodology used during the year. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 of the audited combined financial statements for the year ended December 31, 2015 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

32 Granite REIT 2015

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2015, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial Instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") which will replace IAS 39 — Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments.The standard has a

Granite REIT 2015 33

mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 — Leases ("IFRS 16") which replaces IAS 17 — Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2015.

34 Granite REIT 2015

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2015 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit information) Years ended December 31,	2015	2014	2013
Rental revenue and tenant recoveries	$216,299	$207,410	$189,900

Net income attributable to stapled unitholders:
Continuing operations	$193,334	$63,456	$143,209
Discontinued operations	—	6,757	1,822

Net income attributable to stapled unitholders	$193,334	$70,213	$145,031
Add (deduct):
Fair value losses (gains) on investment properties	(73,082)	51,620	16,182
Fair value losses (gains) on financial instruments	1,760	(177)	(72)
Gain on Meadows holdback	—	—	(5,143)
Acquisition transaction costs	—	189	14,246
Loss (gain) on sale of investment properties	1,413	(1,416)	778
Current income tax expense associated with sale of investment properties	701	1,538	—
Deferred income tax expense	32,295	4,238	(41,856)
Non-controlling interests relating to the above	1,945	(104)	(105)
FFO adjustments related to discontinued operations	—	(848)	9,224

FFO	$158,366	$125,253	$138,285
Adjustments to calculate comparable FFO	—	28,580	4,220

Comparable FFO(1)	$158,366	$153,833	$142,505

Total assets(2)	$2,731,837	$2,447,758	$2,468,633

Total unsecured debentures, mortgages, construction loans and bank indebtedness(3)	$564,024	$575,773	$557,106

Basic FFO per stapled unit	$3.37	$2.66	$2.95

Diluted FFO per stapled unit	$3.36	$2.66	$2.95

Basic comparable FFO per stapled unit(1)	$3.37	$3.27	$3.04

Diluted comparable FFO per stapled unit(1)	$3.36	$3.27	$3.04

Cash distributions declared per stapled unit	$2.30	$2.21	$2.11

Payout ratio(1)	68%	67%	69%

Basic stapled units outstanding	47,017	47,001	46,925

Diluted stapled units outstanding	47,097	47,071	46,949

(1)
Comparable FFO in the year ended December 31, 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures. Comparable FFO in the year ended December 31, 2013 excludes the $4.2 million of withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

(2)
Change primarily due to investment properties. See "INVESTMENT PROPERTIES" and note 4 to the audited combined financial statements for the year ended December 31, 2015.

(3)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing".

Granite REIT 2015 35

(in thousands, except per unit information)	Mar 31, 2015(1)	Jun 30, 2015(1)	Sep 30, 2015(1)	Dec 31, 2015(1)	Total 2015
Rental revenue and tenant recoveries	$53,036	$53,470	$54,854	$54,939	$216,299

Net income attributable to stapled unitholders from:
Continuing operations	$54,362	$46,097	$47,710	$45,165	$193,334
Discontinued operations	—	—	—	—	—

Net income attributable to stapled unitholders	$54,362	$46,097	$47,710	$45,165	$193,334
Add (deduct):
Fair value gains on investment properties	(25,243)	(21,511)	(15,287)	(11,041)	(73,082)
Fair value losses (gains) on financial instruments	(611)	851	1,258	262	1,760
Loss on sale of investment properties	185	48	726	454	1,413
Current income tax expense associated with sale of investment properties	350	—	351	—	701
Deferred income tax expense	9,353	12,710	5,746	4,486	32,295
Non-controlling interests relating to the above	399	2,109	(733)	170	1,945

FFO	$38,795	$40,304	$39,771	$39,496	$158,366

Basic FFO per stapled unit	$0.82	$0.86	$0.85	$0.84	$3.37

Diluted FFO per stapled unit	$0.82	$0.86	$0.84	$0.84	$3.36

Basic comparable FFO per stapled unit	$0.82	$0.86	$0.85	$0.84	$3.37

Diluted comparable FFO per stapled unit	$0.82	$0.86	$0.84	$0.84	$3.36

Cash distributions declared per stapled unit	$0.58	$0.57	$0.58	$0.57	$2.30

Payout ratio	70%	67%	68%	69%	68%

Basic stapled units outstanding	47,017	47,017	47,017	47,017	47,017

Diluted stapled units outstanding	47,085	47,087	47,100	47,025	47,097

(1)
The results for 2015 included $25.2 million, $21.5 million, $15.3 million and $11.0 million ($20.8 million, $12.4 million, $9.8 million and $6.9 million net of income taxes) in the first, second, third and fourth quarters of net fair value gains on investment properties.

36 Granite REIT 2015

(in thousands, except per unit information)	Mar 31, 2014(1)	Jun 30, 2014(1)	Sep 30, 2014(1)	Dec 31, 2014(1)	Total 2014
Rental revenue and tenant recoveries	$52,933	$52,160	$51,301	$51,016	$207,410

Net income attributable to stapled unitholders from:
Continuing operations	$12,067	$26,299	$3,636	$21,454	$63,456
Discontinued operations	2,388	4,369	—	—	6,757

Net income attributable to stapled unitholders	$14,455	$30,668	$3,636	$21,454	$70,213
Add (deduct):
Fair value losses on investment properties	23,553	5,570	4,704	17,793	51,620
Fair value losses (gains) on financial instruments	38	(377)	124	38	(177)
Acquisition transaction costs	—	—	—	189	189
Loss (gain) on sale of investment properties	182	—	80	(1,678)	(1,416)
Current income tax expense associated with sale of investment properties	1,099	—	—	439	1,538
Deferred income tax expense	(1,051)	5,541	1,580	(1,832)	4,238
Non-controlling interests relating to the above	10	34	9	(157)	(104)
FFO adjustments related to discontinued operations	718	(1,566)	—	—	(848)

FFO	$39,004	$39,870	$10,133	$36,246	$125,253
Adjustments to calculate comparable FFO(2)	—	—	28,580	—	28,580

Comparable FFO(2)	$39,004	$39,870	$38,713	$36,246	$153,833

Basic and diluted FFO per stapled unit	$0.83	$0.85	$0.22	$0.77	$2.66

Basic and diluted comparable FFO per stapled unit(2)	$0.83	$0.85	$0.82	$0.77	$3.27

Cash distributions declared per stapled unit	$0.55	$0.55	$0.55	$0.56	$2.21

Payout ratio(2)	66%	65%	67%	72%	67%

Basic stapled units outstanding	46,962	47,014	47,014	47,014	47,001

Diluted stapled units outstanding	46,973	47,070	47,083	47,091	47,071

(1)
The results for 2014 included $23.6 million, $5.6 million, $4.7 million,and $17.8 million ($22.8 million, $5.0 million, $2.9 million and $16.3 million net of income taxes) in the first, second, third and fourth quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter related to the early redemption of the 2016 Debentures.

(2)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures.

FORWARD-LOOKING STATEMENTS

This MD&A and accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether

Granite REIT 2015 37

or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2015 dated March 2, 2016, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2015 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

38 Granite REIT 2015

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